

02064993

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

<u>Financial Asset Securities Corporation.</u>   <u>0001193252</u>

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

<u>Form 8-K, November 27, 2002, Series 2002-FFA</u>   <u>333-84929</u>

Name of Person Filing the Document
(If Other than the Registrant)

RECD S.E.C.

NOV 2 9 2002

1086

BEST AVAILABLE COPY

RECD S.E.C.
NOV 2 9 2002
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September __, 2002

FINANCIAL ASSET SECURITIES CORP.

By:_____

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2002-FF-A 2nd Lien Mortgage Loan Schedule. Exhibit D

Loan Number, Mortgagor Name, Property Address, City, State, Zipcode, Occupancy Status, Property Type, Original Remaining Term, Original Term, LTV at Origination, Mortgage Rate, 1st Payment Date, Maturity Date, Paid to Date, Original Payment, Current Payment, Original Balance, Scheduled Balance, Loan Purpose, Documentation Program, Risk Grade, Appraised Value, Sale Price, Actual Unpaid Balance, Product, Lien Position

The Product column values are predominantly "Fixed Rate Balloon" / "Fixed Rate" and the Lien Position column values are "Second Lien" for all rows.

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule - Exhibit D

Loan Number	Mortgagor Name	Property Address	City	State	Zip Code	Occupancy Status	Property Type	Orig Term	Rem Term	LTV	Mortgage Rate	Orig Payment	Current Payment	Next Payment	Maturity Date	First Payment Date	Paid to Date	Scheduled Balance	Current Balance	...	Doc Code	Appraised Value	Sale Price	Actual Unpaid Balance	Product	...	Lien Position

Documentation Program: Full Documentation (Limited Income Verification on one row)
Loan Purpose: Purchase / Cash Out Refinance / Rate Term Refinance
State: CA (and NV on later rows)
Doc Code: DA
Product: Fixed Rate Balloon
Lien Position: Second Lien

Page 6 of 82

Exhibit D

First Franklin Mortgage Loan Trust 2002 FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Freddie Mac Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FF4 2nd Lien Mortgage Loan Schedule Exhibit D

Loan Number, Mortgagor Name, Property Address, City, State, Zip Code, Property Type, Occupancy Status, Original Term, Remaining Term, LTV, Mortgage Rate, 1st Payment Date, Maturity Date, Paid to Date, Current Payment, Scheduled Balance, Original Balance, Appraised Value, Sale Price, Actual Unpaid Balance, Documentation Program, Lien Purpose, Product, Lien Position

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule Exhibit D

First Franklin Mortgage Loan Trust 2003-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule Exhibit D

First Franklin Mortgage Loan Trust 2002-FF4 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Freddie Mortgage Loan Trust 2002-FTA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002 FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

| Loan Number | Mortgagor Name | Property Address | City | State | Zipcode | Occupancy Status | Property Type | Original Amortization Term | Original Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Paid to Date | Current Principal & Interest Payment | Original Principal & Interest Payment | Scheduled Principal Balance | Original Balance | Pts to Date | Note Date | Documentation Program | Risk Grade | Appraised Value | Sale Price | Actual Unpaid Balance | Property Insurance Premium | Property Insurance Paid | Prepayment Penalty | Remaining Prepayment Term | Product | Lien Position |

Documentation Program column shows "Full Documentation" / "United Income Verification"; Risk Grade column shows "AA"; Product column shows "Fixed Rate Balloon" and "Fixed Rate Balloon 2nd Lien"; Lien Position column shows "Second Lien".

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule; Exhibit D

First Franklin Mortgage Loan Trust 2002-FF4 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FF1 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule- Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule; Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FF1 FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FF4 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

Loan Number	Mortgagor Name	Property Address	City	State	Zip Code	Occupancy Status	Property Type	Original Remaining Term	Remaining Term	LTV Combined	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid In Date	Scheduled Balance	Original Balance	Scheduled Balance	Sale Price	Appraised Value	Risk Code	Documentation Program	Loan Purpose	Actual Interest Rate	Property and Prepayment Penalty	Period	Remaining Prepayment Term	Lien Position

First Franklin Mortgage Loan Trust 2002-FF4 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFX 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loans Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2002-FF1 2nd Lien Mortgage Loan Schedule: Exhibit D

Exhibit D

First Franklin Mortgage Loan Trust 2002-FFA 2nd Lien Mortgage Loan Schedule: Exhibit D